





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNFP CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 3RD AVE. SOUTH, SUITE 900
(No. and Street)

NASHVILLE	TN	37201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER OSBORNE (615) 743-8455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBMC, PC
(Name – *if individual, state last, first, middle name*)

201 FRANKLIN RD, BOX 1869	BRENTWOOD	TN	37024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, ROGER OSBORNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNFP CAPITAL MARKETS, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LENA J. AMANNS STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNFP CAPITAL MARKETS, INC.

Financial Statements
For the Fiscal Year End
December 31, 2020
With
Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PNFP Capital Markets, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of PNFP Capital Markets, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of PNFP Capital Markets, Inc.'s management. Our responsibility is to express an opinion on PNFP Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to PNFP Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on Page 10 has been subjected to audit procedures performed in conjunction with the audit of PNFP Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of PNFP Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LBMC, PC

We have served as PNFP Capital Markets, Inc.'s auditor since 2016.

Brentwood, Tennessee
February 18, 2021

PNFP CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	1,577,403
Prepaid expenses and other assets		61,100
Accounts receivable		32,500
Total Assets	$	1,671,003

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	2,435
Payable to Parent, net		47,599
Total Liabilities		50,034
Stockholder's equity		
Common stock, no par value, 100 shares authorized and issued		-
Additional paid-in capital		1,350,000
Retained earnings		270,969
Total Stockholder's Equity		1,620,969
Total Liabilities and Stockholder's Equity	$	1,671,003

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Income
For the Year Ended December 31, 2020

Revenues		
Investment banking fees	$	2,582,500
Total revenues		2,582,500
Expenses		
Personnel compensation and benefits		504,005
IT, data and communications		66,531
Administrative and office expense		61,228
Business insurance		59,683
Professional services		50,131
Occupancy and equipment		44,492
Licenses and registration		11,869
Travel, meals and entertainment		9,207
Other expenses		4,563
Total expenses		811,709
Income before income taxes		1,770,792
Income taxes expense		462,885
Net income	$	1,307,907

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Par Value			
Balance at December 31, 2019	100	$0	$ 1,350,000	$ (1,036,938)	$ 313,062
Net income				1,307,907	1,307,907
Balance at December 31, 2020	100	$0	$ 1,350,000	$ 270,969	$ 1,620,969

See accompanying notes.

PNFP CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	1,307,907
Adjustments to reconcile net income to cash used in operating activities:		
Change in accounts receivable		30,000
Change in prepaid expenses and other assets		(12,722)
Change in accounts payable		(10)
Change in payable to Parent		21,072
Net cash provided by operating activities		1,346,247
Net increase in cash and cash equivalents		1,346,247
Cash and cash equivalents		
Beginning of period		231,156
End of period	$	1,577,403

See accompanying notes.

5

PNFP CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2020

1. Organization

PNFP Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of Pinnacle Bank ("Parent" or "Stockholder"), incorporated in Tennessee in February 2015. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), since October 2015.

The Company's primary business is investment banking services. It operates under the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release. The Company does not hold funds or securities for customers and does not carry customer accounts.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents. The Company maintains its bank account in a high credit quality institution. Deposits at times may exceed federally insured limits.

Allocation of Expenses
The Company entered into an expense-sharing agreement with its Parent in 2015. In accordance with that agreement, certain expenses relating to the personnel, general and administrative expenses and the shared facility in Nashville, Tennessee are allocated to the Company from its Parent. The allocation method is consistent with the business goals and objectives of the entities, and all expenses are allocated on a reasonable basis (one that attempts to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product). Allocations are re-evaluated in the event there are significant changes to the expenses at any time during the year. See Note 3.

Income Taxes
The Company entered into a tax-sharing agreement with Parent effective January 1, 2016. Under the tax sharing agreement, the Company is a member of the affiliated group. The allocation of taxes is based on each individual member's taxable income (loss), credits to tax and benefit of a deduction to the member who provided such deduction to the consolidated return. If the member incurs a tax loss that it cannot carry-back on a separate taxpayer basis, but may use as a carry-forward, and the tax loss is used to reduce the current consolidated liability, the member must record a current tax benefit and either receive payment from its Parent or offset payables owed to its Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company earns revenue from the following advisory services: Merger & Acquisition; Private Placement of Debt & Equity; and Other Advisory & Consulting. The Company recognizes revenue for these advisory services as follows:

Merger and Acquisition Advisory: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction price and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed, normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Private Placements of Debt and Equity: Revenue is based on the scope of work outlined in the engagement letter and generally includes a success fee based on a percentage of the transaction amount and/or a retainer fee. Success fee revenue is recognized when the scope of work is completed normally at the closing of the transaction. Retainer fee revenue is recognized as the scope of work is completed, normally at the transfer of services.

Other Advisory and Consulting: Revenue is based on the scope of work outlined in the engagement letter and is generally structured as an engagement fee or retainer fee. Engagement or retainer fee revenue is recognized as the scope of work is completed.

Revenue from all services is recognized as outlined above and in accordance with the Company's revenue recognition policy.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable-continued

delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

Date of Management's Review

Subsequent events were evaluated through February 18, 2021, the date the financial statements were available to be issued.

3. Related Party Transactions

The Company has an expense sharing agreement with its Parent. Under the terms of this agreement, the Company pays the Parent monthly for allocated expenses such as personnel services, occupancy and other administrative costs provided to the Company. Allocated expenses amounted to $615,649 for the year ended December 31, 2020. Also, in accordance with the tax sharing agreement, the Company either receives payments from its Parent for current tax benefits (refer to Note 4) or offsets payables owed to its Parent. As of December 31, 2020, the Company had a net payable to Parent of $47,599.

The Company received 2% of its revenue from Parent for investment banking services provided by the Company.

4. Income Tax

The Company does not have any material differences between the rate it provides for income taxes and the statutory rate.

The provision for income taxes benefit is composed of the following:

Current

Federal	$	371,866
State		91,019
	$	462,885

5. Net Capital

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $345,565 which was $340,565 in excess of its required net capital of $5,000, and its percentage of aggregate indebtedness to net capital was 14.48%.

6.   Concentration of Revenue

Ninety-five (95%) percent of the revenue was earned from one customer.

7.   Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress through December 31, 2020.

PNFP CAPITAL MARKETS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2020

NET CAPITAL:

Total stockholder's equity	$	1,620,969
Less:		
Cash and cash equivalents non-allowable		1,181,804
Prepaid expenses and other assets		61,100
Accounts receivables		32,500
		1,275,404
Net capital before haircuts		345,565
Less haircuts		-
Net capital		345,565
Minimum net capital required		5,000
Excess net capital	$	340,565
Aggregate indebtedness	$	50,034
Percentage of aggregate indebtedness to net capital		14.48%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2020.

There was no significant difference between net capital in the FOCUS Part IIA form and the computation above.

PNFP CAPITAL MARKETS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.



Pinnacle™
PNFP CAPITAL MARKETS, INC.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 18, 2021

LBMC, PC
201 Franklin Road
PO Box 1869
Brentwood, TN 37024

To Whom It May Concern:

We, as members of management of PNFP Capital Markets, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule I5c3-3 (i.e., paragraph (k)(I), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation, we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities primarily in providing investment banking services to customers throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Signed: ____________________

Name: Roger Osborne

Title: President/CEO

150 3rd Avenue South
Suite 900
Nashville, TN 37201
(865) 250-1848
Member SIPC/FINRA



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which PNFP Capital Markets, Inc. had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception, as PNFP Capital Markets, Inc. [1] did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to its customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); [2] did not carry accounts of or for customers; and [3] did not carry Proprietary Accounts of Broker-Dealers as defined in Rule 15c3-3. PNFP Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PNFP Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth under the Securities Exchange Act of 1934.

LBMC, PC

Brentwood, Tennessee
February 18, 2021

PNFP CAPITAL MARKETS, INC.

NASHVILLE, TENNESSEE

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES ON SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of PNFP Capital Markets, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by PNFP Capital Markets, Inc. and the SIPC, solely to assist you and SIPC in evaluating PNFP Capital Markets, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. PNFP Capital Markets, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on PNFP Capital Markets, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of PNFP Capital Markets, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

LBMC, PC

Brentwood, Tennessee
February 18, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

069608
PNFP CAPITAL MARKETS, INC.
150 3RD AVE SOUTH, SUITE 900
NASHVILLE, TN 37201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

2. A. General Assessment (item 2e from page 2) $3,874

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,709)

7/24/20
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 165

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $165

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $165

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PNFP CAPITAL MARKETS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 12 day of FEBRUARY, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/20
and ending 12/31/20

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,582,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$2,582,500
2e. General Assessment @ .0015	$3,874
	(to page 1, line 2.A.)

2